Exhibit 14

                                  Bellon S.A.

                                                                Mr Michel Landel

                                                         Montigny le Bretonneux,
                                                              September 13, 2005


Dear Mr Landel,

You entered into the Group's service on September 1, 1984 and since then you have carried out a variety of duties, your employment contract being, whenever necessary, transferred from one company to another with your service record maintained. You have held a variety of corporate offices within our subsidiaries; in particular, since June 12, 2003, you have been Chief Operating Officer of Sodexho Alliance.

The purpose of this letter is to confirm to you the above history of your employment contract and the terms and conditions applicable to you from September 1, 2005.

The present letter cancels and replaces all previous contracts and/or agreements between you and our Company, or Sodexho Alliance or any subsidiary of Sodexho Alliance.

1.   SERVICE RECORD

For the purpose of assessing the related rights, your service record will be regarded as running from September 1, 1984, the date on which you joined the Sodexho Group.

2.   LOCATION AND MOBILITY

You will carry out your duties at the premises of Sodexho Alliance at Montigny le Bretonneux (France), on the understanding that the nature of your duties involves frequent travel, both in France and abroad.

3.   COMPENSATION

     3.1. Basic salary

     You will receive guaranteed gross monthly basic salary of (euro)49,725 (forty-nine thousand seven hundred and twenty five euros).

     3.2. 13th month

     You will receive, in addition, a 13th month bonus paid in December, calculated on the basis of your most recent guaranteed monthly gross salary, and in proportion to your presence during the year in question.


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     3.3. International travel allowance

     In consideration of your business-related travel you will receive a daily international travel allowance, the terms of which will be set each year by separate rider. For 2005, taking into account the anticipated number of days' foreign travel, the monthly advance payment relating to said allowance will be (euro)12,800 gross (twelve thousand eight hundred euros gross).

     3.4. Performance-related bonus

     You will receive each year after approval of the financial statements a performance-related bonus of between 0% and 100% of the compensation you have actually received during the year (basic salary, 13th month, international travel allowance). Said bonus will be allocated on the basis of your achievements during the year relative to the targets set for you and in proportion to your presence during the year in question.

4.   WORKING HOURS

Because of the nature of your duties as managing executives, the working hours regulations do not apply to you.

5.   SUPPLEMENTARY WELFARE BENEFITS

You will be affiliated to Axa Assurances as regards supplementary welfare benefits and to Uniprevoyance as regards top-up reimbursement of medical expenses on the usual Company terms.

You agree to comply with the health risk prevention policy applicable to Sodexho Group managers.

6.   PENSION

You will be affiliated to the Mederic Group (CIPC, CIPS) pension fund at 21 rue Laffitte, 75317 Paris Cedex 09 as regards top-up pension schemes on the usual Company terms. In addition, you will be covered by the top-up retirement plan for Sodexho Group managing executives.

7.   COMPANY CAR

You will have use of a Company car on terms dictated by company policy on the matter. Your use of such vehicle for your personal needs will be declared as a benefit in kind in accordance with the applicable law.


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8.   CONFIDENTIALITY

During the term of the contract and on fulfilling your duties you will have access to information and data relating to the company (in particular and non-exhaustively: its policy, strategies, methods, etc) which will be communicated to you orally or in writing on all types of media.

All such information will be deemed confidential, and you agree during the term of the contract and on expiration thereof that said information will be protected and kept strictly confidential and only disclosed internally to Sodexho personnel on a need-to-know basis.

All information and copies thereof will remain the property of Sodexho Alliance and related companies, and must be returned to it immediately on demand.

9.   NON COMPETITION

If you leave our Company at whatever time and for whatever reason, given the nature of your duties, you agree not to provide your services to any company liable to compete with the Sodexho Group in any way in any business or country in which you have been involved in the two years preceding your departure. Such prohibition applies also to your participation in any capacity in creating such an enterprise and to your taking a stake therein whether directly or indirectly.

The present non-competition clause will be limited as regards yourself to a period of three years from your departure.

In consideration of the present clause, you will receive a bonus equal to 1x your total gross annual salary (basic salary, 13th month, international travel allowance and most recent performance-related bonus), payable to you in installments on the following basis:
         - 50% on your departure,
         - 50% at the end of the three years.

The payments will be made only on production, at each installment date, of a document attesting to the identity and business of your new employer.

In the event of termination of the present contract at the initiative of the Company for serious or gross misconduct, we reserve the right to release you from the effects of this clause, thereby rendering null and void and without object the specified financial consideration, in which case you will be informed by the Company at the time of your effective departure from the Company.

Any breach of the prohibition on competition, while releasing the Company from the requirement to pay the financial consideration, would render you liable to reimburse the Company whatever you had already received in this respect. In addition, you would become automatically liable to pay a penalty hereby fixed at three times your total gross annual salary with no need to give formal notice to cease the competing business and without prejudicing any proceedings that the Company expressly reserves the right to institute for damages for the loss suffered and to secure a court order with penalties to cease the competing business.


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10.  TERM OF THE CONTRACT AND TERMINATION

The present contract is concluded for an indefinite period. It may be ended at the initiative of either party subject to six months' notice.

If the present contract of employment is terminated at the initiative of the Company for whatever reason (saving serious or gross misconduct on your part) and at whatever date, termination compensation of two years' total salary (basic salary, 13th month, international travel allowance and most recent performance-related bonus) will be payable to you. It is stipulated that such termination compensation will be paid over and above the redundancy compensation payable to you under the collective agreement or by law if you are made redundant under such circumstances.

The principle and amount of such termination compensation are set in the light of your level of responsibility and the difficulties you would experience in finding alternative employment if your contract of employment were terminated by us.

11.  APPLICABLE COLLECTIVE AGREEMENT

This contract is additionally governed by the National Collective Agreement of Contract Catering Enterprises and by the agreement on Flexible Working Hours signed by the employers' association of the Sodexho Group on March 13, 2000.

For the record, I would ask you to kindly return to me the bottom copy of this letter signed by you and preceded by the words "read and approved".

Yours faithfully,



Sophie Clamens                                       Michel Landel
Chairman of the Management Board

Copy: Payroll - Group Human Resources


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                                   Bellon S.A.


                                                     Mr Michel Landel


                                                     Montigny, September 1, 2005


RIDER TO YOUR CONTRACT OF EMPLOYMENT
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Dear Mr Landel,

Because you perform on our behalf prospection, development or audit assignments abroad or in the French Overseas Territories, you will receive a daily international travel allowance, the terms of which applicable from September 1, 2005 are as follows:

The amount of such allowance is set at 1,600 euros. It will be paid to you for each calendar day spent on assignment abroad, except for days relating to periodic meetings of an institutional nature or to internal information or training meetings.

Solely for the purposes of calculating this allowance, the total number of days abroad is capped at 32 days from September 1, 2005 through December 31, 2005. Based on your foreign travel diary, you will receive a monthly advance payment of 12,800 euros over four months.

In order to justify such advance payment, please supply the necessary items to our Payroll department in December, and in particular a statement of the exact number of days when you will be on assignment abroad. On consideration of such statement, an adjustment may be made to your December salary.
In addition, since such allowances are non-taxable, you agree to retain supporting vouchers for the travel concerned for possible production to the tax authorities.

Finally, we confirm that said allowance is included in the contributions base securing your social security cover.

For the record, I would ask you to kindly return to me the bottom copy of this letter signed by you and preceded by the words "read and approved".

Yours faithfully,



Sophie Clamens                                       Michel Landel

Copy: Payroll - Group Human Resources